Exhibit 99.138

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Bitfarms Ltd. of our report dated March 24, 2021, relating to the consolidated financial statements, which is filed as Exhibit 99.112 to the Registration Statement on Form 40-F. We also consent to reference to us under the heading, “Experts” in the Annual Information Form, which is filed as Exhibit 99.123 to the Registration Statement on Form 40-F.

/s/ Pricewaterhouse Coopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada

April 28, 2021